UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38369

Zepp Health Corporation

(Registrant’s Name)

Edisonweg 44 – B08, 4207 HG Gorinchem, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Exhibit Index

Exhibit 99.1 – Zepp Health Corporation Reports Second Quarter of 2026 Unaudited Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zepp Health Corporation

By:	/s/ Leon Deng
Name:	Leon Deng
Title:	Chief Financial Officer

Date: September 2, 2026